UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number: 001-34225

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ¨☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ¨☐

VIMICRO INTERNATIONAL CORPORATION

Form 6-K

Signature	3

Exhibit Index	4

Exhibit 99.1 – Press Release	5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ John Zhonghan Deng

Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: December 2, 2011

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release

Exhibit 99.1

Company Contact:

Vimicro International Corporation

Mr. Richard Wu, Chief Financial Officer

Phone: +86 (10) 6894 8888 ext. 8811

E-mail: ir@vimicro.com

Ms. Sandy Song, IR Associate Manager

Phone: +86 (10) 6894 8888 ext. 7401

E-mail: songzheng@vimicro.com

www.vimicro.com

Investor Contact:

CCG Investor Relations

Mr. John Harmon, CFA, Sr. Account Manager

Phone: +86 (10) 6561-6886 ext. 807 (Beijing)

E-mail: john.harmon@ccgir.com

Mr. Roger Ellis, Senior Partner & SVP for M.I.

Phone: +1 (310) 954-1332 (Los Angeles)

E-mail: roger.ellis@ccgir.com

www.ccgir.com

Vimicro Announces Intention to Spin Off Mobile Unit into a New Joint Venture

BEIJING, China – December 1, 2011 – Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro” or the “Company”), a leading multimedia semiconductor and IP-based surveillance solution provider, today announced its intention to spin off its mobile-phone multimedia processor business (the “Mobile Business”). The spin-off would involve a workforce reduction of approximately 180-200 related employees, or roughly 21-23% of the Company’s total headcount, as well as the disposal of related assets. This divestiture is part of the Company’s continuing efforts to align its resources and expenses with opportunities in and focus on the PC/Notebook multimedia processor and IP-based surveillance businesses.

The Company expects to receive approximately $1.5 million in cash from the sale of the Mobile Business assets, which valuation is based on an independent appraisal. One-time restructuring costs and charges are estimated at approximately $3 million, which will be recorded in the fourth quarter of 2011. A new joint venture will be established to independently run the Mobile Business, in which Vimicro and other related parties will own a 51% equity interest. Following the spin-off, the Mobile Business will be considered an equity investment and will no longer be consolidated.

Vimicro’s Board of Directors, Audit Committee and a special independent committee reviewed, discussed, and approved the proposed restructuring arrangements during several meetings in October and November. The Audit Committee and a special independent committee, each consisting entirely of independent directors, considered, among other things, a valuation report of the Mobile Business assets from an independent appraiser and advice from outside legal counsel when evaluating the proposed transactions.

“This restructuring intensifies our focus on our core PC/notebook and surveillance solution businesses, while at the same time streamlining our cost structure and improving our margins.” said Richard Wu, Vimicro’s Chief Financial Officer. “This streamlining, plus ongoing company-wide cost reduction and control efforts, paralleled by our strong top-line growth prospects, should position Vimicro well to achieve our goal of reaching breakeven in 2012.”

The transactions are expected to close during the fourth quarter of 2011.

About Vimicro International Corporation

Vimicro International Corporation is a leading multimedia semiconductor and solution provider that designs, develops and markets mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for PC/Notebook, consumer electronics and surveillance markets. Vimicro is aggressively expanding business into the surveillance market with system-level solutions and semiconductor products to capitalize on China’s domestic demand. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the company’s ability to develop and market new surveillance and other products and systems. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.